October 5, 2009

BY EDGAR

Mr. Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Re:	VeriSign, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 3, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
Filed August 6, 2009
File No. 000-23593

Dear Mr. Gilmore:

I write on behalf of VeriSign, Inc. (the “Company”) in response to the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated September 23, 2009 (the “Comment Letter”) setting out an additional comment with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the Commission on March 3, 2009 and the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009 (the “Quarterly Report”), filed with the Commission on August 6, 2009.

On behalf of the Company, set forth below is the response to the comment contained in the Comment Letter. For ease of reference, we have repeated the Staff’s comment in italicized text prior to the response. Capitalized terms used but not defined herein are used as defined in the Quarterly Report.

Mr. Patrick Gilmore

Accounting Branch Chief

October 5, 2009

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenues

3IS: Authentication Services, page 38

1.	We note you have provided disclosure regarding expected future growth of your installed base of SSL certificates as noted in the discussion of revenue related to Business Authentication Services. As average-unit-revenue appears likely to be materially impacted by these known trends, please tell us how you considered providing quantitative disclosure of this metric to help promote further understanding by investors. Please refer to Section III.B.3 of SEC Release 33-8350.

Our discussion of material known trends and uncertainties in our MD&A for our major service revenues, including Business Authentication Services, has historically included disclosure of growth expectations for our various SSL certificate brands, expectations of new product or feature acceptance and foreseen impacts of macro-economic factors. Additionally, we have disclosed trends in Business Authentication Service revenues, installed base units and certificate brand mix. Our disclosure of average-unit-revenue has been intended to be a qualitative discussion to assist in understanding the relationship between historical and expected growth rates of revenues and our installed base units. While the Company believes this qualitative discussion of trends with respect to average-unit-revenue has been responsive to Section III.B.3 of SEC Release 33-8350, the Company sees that the additional disclosure of a quantitative measure of our average-unit-revenue could be useful to investors, and will undertake to do so in future filings.

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Mr. Patrick Gilmore

Accounting Branch Chief

October 5, 2009

We hope that this response adequately addresses the Staff’s comment. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Richard H. Goshorn, Senior Vice-President, General Counsel and Secretary, at (703) 948-4551, Luci Altman, Vice-President, Associate General Counsel, at (703) 948-3966, or me at (703) 948-4267.

Very truly yours,

/S/ BRIAN G. ROBINS
Brian G. Robins
Chief Financial Officer
VeriSign, Inc.

cc:	Jennifer Fugario
Mark Shannon
Securities and Exchange Commission

Richard H. Goshorn
Luci Altman
Terry Spidell
VeriSign, Inc.

David Lopez
Cleary Gottlieb Steen & Hamilton LLP